FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Annual General Shareholders' Meeting of Telefónica- Resolutions	2

TELEFÓNICA, S.A. in accordance with the provisions of Article 228 of the Securities Market Act, hereby issues the following

SIGNIFICANT EVENT

The Annual General Shareholders’ Meeting of TELEFÓNICA, S.A. held at second call today, June 8, 2018, with the attendance, present or represented, of shareholders holding shares representing 53.42% of the share capital of the Company, has approved by a majority of votes all the resolutions submitted by the Board of Directors for deliberation and vote by the General Shareholders’ Meeting.

The full text of these resolutions is attached to this report.

Madrid, June 8, 2018

Telefónica, S.A.

ORDINARY GENERAL SHAREHOLDERS’ MEETING
OF TELEFÓNICA S.A. - 2018 -

PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS TO THE SHAREHOLDERS FOR DECISION AT THE GENERAL SHAREHOLDERS’ MEETING

June 7/8, 2018

Telefónica, S.A.

Proposal regarding Item I on the Agenda: Annual Accounts and management of the Board of Directors of Telefónica, S.A. during fiscal year 2017.

I.1	Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2017.
To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements -Consolidated Annual Accounts- (Statement of Financial Condition, Income Statement, Global Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2017 (ended on December 31, 2017), as finalized by the Board of Directors at its meeting of February 21, 2018.
In the Individual Annual Accounts, the Balance Sheet as of December 31, 2017 discloses assets, liabilities and shareholders’ equity in the amount of 84,865 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 554 million euros.
In the Consolidated Financial Statements (Consolidated Annual Accounts), the Balance Sheet as of December 31, 2017 discloses assets, liabilities, and shareholders’ equity in the amount of 115,066 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 3,132 million euros.

I.2	Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2017.
To approve the corporate management of the Board of Directors of Telefónica, S.A. during fiscal year 2017.

*    *    *

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2018     2 of 21

Telefónica, S.A.

Proposal regarding Item II on the Agenda: Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2017.

To approve the following Proposal for the Allocation of the Profits/Losses of Telefónica, S.A. for the fiscal year ended December 31, 2017:
To allocate the profits posted by Telefónica, S.A. in fiscal year 2017, in the amount of 554,327,198.58 euros, as follows:
▪50,928,107.00 euros to the Legal Reserve.
▪503,399,091.58 euros to Discretionary Reserves.

*    *    *

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2018     3 of 21

Telefónica, S.A.

Proposal regarding Item III on the Agenda: Re-election, ratification and appointment of Directors, if applicable.

III.1
To re-elect Mr. Luiz Fernando Furlán as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director.

III.2
To re-elect Mr. Francisco Javier de Paz Mancho as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director.

III.3
To re-elect Mr. José María Abril Pérez as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of proprietary Director.

III.4
To ratify the interim appointment of Mr. Ángel Vilá Boix as Director, by resolution of the Board of Directors at its meeting held on July 26, 2017, and to appoint him as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of executive Director.

III.5
To ratify the interim appointment of Mr. Jordi Gual Solé as Director, by resolution of the Board of Directors at its meeting held on January 31, 2018, and to appoint him as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of proprietary Director.

III.6
To ratify the interim appointment of Ms. María Luisa García Blanco as Director, by resolution of the Board of Directors at its meeting held on April 25, 2018, and to appoint her as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director.

In addition, a proposal will be made to the shareholders at the General Shareholders’ Meeting to ratify the interim appointments of Director, if applicable, made by the Board of Directors from the call to General Shareholders’ Meeting to the time immediately prior to the holding of the meeting.

*    *    *

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2018     4 of 21

Telefónica, S.A.

Proposal regarding Item IV on the Agenda: Shareholder compensation. Distribution of dividends with a charge to unrestricted reserves.

To approve a distribution of cash dividends with a charge to unrestricted reserves through the payment during 2018 of the fixed amount of 0.40 euro, payable in two tranches, to each of the existing shares of Telefónica, S.A. entitled to participate in such distribution on the following dates of payment:
•The first payment of 0.20 euro in cash per share will be made on June 15, 2018 through the participants in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR).
•The second payment of 0.20 euro in cash per share will be made on December 20, 2018, through the participants in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR).

*    *    *

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2018     5 of 21

Telefónica, S.A.

Proposal regarding Item V on the Agenda: Authorization for the acquisition of the Company’s own shares, directly or through Companies of the Group.

A)
To authorize, pursuant to the provisions of Section 144 et seq., of the Spanish Companies Act (Ley de Sociedades de Capital), the derivative acquisition by Telefónica, S.A. -either directly or through any of the subsidiaries - at any time and as many times as it deems appropriate, of its own fully-paid in shares through purchase and sale, exchange or any other legal transaction.

The minimum acquisition price or minimum value consideration shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or maximum value consideration shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.
Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired directly or indirectly pursuant to this authorization added to those already held by Telefónica, S.A. and any of its subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the market on which the shares of Telefónica, S.A. are traded shall also be observed.
It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of their option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.

B)
To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2018     6 of 21

Telefónica, S.A.

C)
To deprive of effect, to the extent of the unused amount, the authorization granted under Item V on the Agenda by the shareholders at the Ordinary General Shareholders Meeting of the Company on May 30, 2014.

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Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2018     7 of 21

Telefónica, S.A.

Proposal regarding Item VI on the Agenda: Approval of the Director Remuneration Policy of Telefónica, S.A. (fiscal years 2019, 2020 and 2021).

To approve the Director Remuneration Policy of Telefónica, S.A. for fiscal years 2019, 2020 and 2021, the full text of which has been made available to the shareholders, together with the other documentation regarding this General Meeting, as from the date of the call thereto.

*    *    *

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2018     8 of 21

Telefónica, S.A.

Proposal regarding Item VII on the Agenda: Approval of a Long-Term Incentive Plan consisting of the delivery of shares of Telefónica, S.A. allocated to Senior Executive Officers of the Telefónica Group.
To approve a Long-Term Incentive Plan consisting of the delivery of shares of Telefónica, S.A. aimed at Senior Executive Officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. (hereinafter, the “Plan”), in accordance with the following basic terms and conditions:

1.
Description of the Plan: The Plan consists of the delivery to the Participants (as defined below) of a certain number of shares of Telefónica, S.A. as variable remuneration and based on compliance with the objectives established for each of the cycles into which the Plan will be divided.

2.
Purpose: To foster commitment of the Executive Directors and of the Senior Executive Officers of the Telefónica Group to its strategic plan, linking their remuneration to the creation of value for the shareholders of Telefónica, S.A. and to the sustainable achievement of strategic objectives, such that it is in line with best remuneration practices, offering a competitive remuneration package that contributes to retaining the Senior Executive Officers who hold key positions within the Group.

3.
Participants in the Plan: The Senior Executive Officers of the Telefónica Group may participate in the Plan, including the Executive Directors of Telefónica, S.A. who are invited to participate in the Plan, having fulfilled the requirements established for such purpose at any time (hereinafter, the “Participants”).

The group of potential Participants is currently made up of approximately 1,050 Senior Executive Officers of the Telefónica Group, although new potential Participants who fulfill the requirements established for such purpose at any time due to promotion, joining the Telefónica Group or other reasons may be added to the Plan without any modification to its terms and conditions.

4.
Duration of the Plan: The Plan will have a total duration of five (5) years and will be divided into three (3) mutually exclusive cycles of three (3) years each (i.e., with delivery of the respective shares in each cycle once three years have passed from the commencement of each cycle). The first cycle will be deemed to have commenced on January 1, 2018 (with delivery of the respective shares in 2021), the second cycle will commence on January 1, 2019 (with delivery of the respective shares in 2022) and the third will commence on January 1, 2020 (with delivery of the respective shares in 2023).

5.
Maximum number of shares of Telefónica, S.A. included in the Plan: The maximum total number of shares of Telefónica, S.A. that are to be delivered to the Participants at the end of each of the cycles in implementation of the Plan will be the result of dividing the maximum amount allocated to each cycle by the average weighted listing price of the shares of Telefónica, S.A. in the thirty (30) trading days prior to

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2018     9 of 21

Telefónica, S.A.

January 1 of the first year of the corresponding cycle (hereinafter, the “Reference Value”).
The maximum total amount allocated to the Plan is set at two hundred fifty million euros (250,000,000 euros).
The maximum amount allocated to each of the cycles of the Plan will be determined annually by the Board of Directors upon a prior report from the Nominating, Compensation and Corporate Governance Committee, and may not exceed the aforementioned overall figure of two hundred fifty million euros (250,000,000 euros) for the three cycles of the Plan. The amounts committed but not ultimately used in each cycle (due to non-achievement of objectives, withdrawals, etc.) will be available for subsequent cycles.
In any event, the total shares to be delivered in implementation of the Plan to all of the Participants (including Executive Directors) at the end of each cycle can never exceed 0.27% of the share capital of Telefónica, S.A. at the commencement of the respective cycle.
The Participants of the Plan will include the Executive Directors of Telefónica, S.A., who, if they fulfill all of the requirements and conditions established in the Plan, will have the right, at the end of each of the three cycles, to receive a maximum number of shares whose value is equivalent to 250% of their Annual Fixed Remuneration for the first year of the respective cycle (in the event of achievement of the objectives established in the Plan).
For the first cycle of the Plan, taking into consideration the average weighted listing price of the shares of Telefónica, S.A. in the thirty (30) trading days prior to January 1, 2018 and the Annual Fixed Remuneration of the Executive Directors for 2018, such maximum number of shares is equivalent to 568,077 shares for the Executive Chairman, Mr. José María Álvarez-Pallete López, and to 472,634 shares for the Chief Operating Officer, Mr. Ángel Vilá Boix. In any event, the number of shares to be delivered will depend on the allocation approved by the Board of Directors and on the level of achievement of the objectives of the Plan.
For each of the remaining cycles and upon a prior report from the Nominating, Compensation and Corporate Governance Committee, the Board of Directors will determine the maximum amounts that will be used as a basis to set the maximum number of shares that can be delivered based on the respective Reference Value. In no case may such maximum amount exceed 250% of the Annual Fixed Remuneration of each of the Executive Directors of Telefónica, S.A. who are beneficiaries of the Plan for either of the two (2) remaining cycles of the Plan.
The number of shares effectively delivered to each Executive Director at the end of each cycle in implementation of this plan, as well as the number of shares effectively delivered to the other Senior Executive Officers of the Telefónica Group, will be disclosed in accordance with the provisions of applicable law.

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2018     10 of 21

Telefónica, S.A.

6.
Requirements and conditions for the delivery of shares: The specific number of shares of Telefónica, S.A. that will be delivered to the Participants at the end of each cycle, within the established limit, will be subject to and determined by the achievement of economic/financial objectives consisting of the creation of shareholder value and, if applicable, objectives linked to sustainability, the environment or corporate governance.

In the first cycle of the Plan, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return (hereinafter, as defined below, the “TSR”) objective for shares of Telefónica, S.A. and (ii) 50% on the generation of free cash flow of the Telefónica Group (the “FCF”).
TSR is considered the metric to determine the generation of medium-term and long-term value in the Telefónica Group as it measures the return on the shareholder’s investment, and is defined, for purposes of the Plan and for each cycle, as the sum of the accumulated change in the value of shares of Telefónica, S.A. in addition to the dividends and other similar items received by the shareholders during the cycle in question.
To determine achievement of the TSR objective and calculate the specific number of shares to be delivered for this item, the evolution of TSR of Telefónica, S.A. shares during the period of each cycle will be measured in comparison with the TSRs of certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica, S.A., which will constitute the comparison group for purposes of the Plan (hereinafter, the “Comparison Group”).
The companies included in the Comparison Group for purposes of comparing the evolution of the TSR of Telefónica, S.A. shares are listed below:

Vodafone Group	America Movil	Deutsche Telekom
BT Group	Orange	Telecom Italia
Telenor	TeliaSonera	Swisscom
Koninklijke KPN	Tim Participacoes	Belgacom
Millicom

For each cycle of the Plan and upon a prior report from the Nominating, Compensation and Corporate Governance Committee, the Board of Directors of Telefónica, S.A. may update the list of the companies included in the Comparison Group and determine their weighting, maintaining the economic foundations of the Plan.
To determine achievement of the FCF objective and calculate the specific number of shares to be delivered for this item, the level of FCF generated by the Telefónica Group in each year will be measured and compared to the value set in the budgets approved by the Board of Directors for each fiscal year.

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2018     11 of 21

Telefónica, S.A.

In subsequent cycles of the Plan, at the proposal of the Nominating, Compensation and Corporate Governance Committee the Board of Directors may introduce new objectives linked to sustainability, the environment or corporate governance, as well as vary the relative weight accorded to each of them.
Each Participant will be allotted a number of theoretical shares at the commencement of the respective cycle. The specific number of shares to be delivered will depend on the level of achievement of the objectives set for each cycle.
For the first cycle of the Plan, the level of achievement of objectives will be determined according to the following rules:

•
In relation to achievement of the TSR objective, the Plan will establish that the number of shares to be delivered tied to the achievement of this objective will vary between 15% of the allotted number of theoretical shares, in the case that the evolution of the TSR of Telefónica, S.A. shares is at least at the median of the Comparison Group, and 50% in the case that such evolution is at the third quartile or higher of the Comparison Group, the percentage to be calculated by linear interpolation in those cases where TSR is between the median and the third quartile.

•
In relation to the FCF, a scale of achievement will be determined at the commencement of each cycle that will include a minimum threshold, below which no incentive will be paid, and whose compliance will entail the delivery of 25% of the allotted theoretical shares, and a maximum level, which will entail the delivery of 50% of the allotted theoretical shares.

The Nominating, Compensation and Corporate Governance Committee will conduct an annual review of the objectives, and the level of achievement will be determined upon completion of each Plan cycle. For this evaluation, the Nominating, Compensation and Corporate Governance Committee will have the support of the Audit and Control Committee, which will provide information regarding the audited results. The Nominating, Compensation and Corporate Governance Committee will also take into account any associated risk in establishing objectives and evaluating achievement thereof.
Positive or negative financial effects arising out of extraordinary events that may cause distortions in the results of the evaluation will be eliminated when determining the level of achievement of the objectives.
During 2021, 2022 and 2023 and with respect to each delivery of shares, there will be an evaluation of whether it is appropriate to confirm or cancel, partly or wholly, the respective settlement for each fiscal year, and also, if applicable, to claim the partial or total reimbursement of shares already delivered (or their cash equivalent) in the event that the number of shares delivered has not been in line with the conditions set by the Board of Directors or when they have been delivered on the basis of data subsequently proven to be inaccurate. Additionally, in 2024,

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2018     12 of 21

Telefónica, S.A.

at the time of approval of the annual accounts for the previous fiscal year, there will be an evaluation of whether it is appropriate to claim the partial or total reimbursement of shares previously delivered (or their cash equivalent) in the event that any of the aforementioned circumstances occur.
The Company may also partly or wholly cancel payment under the Plan to the Executive Directors when the external Company’s auditor introduces qualifications in its report that cause a decrease in the results taken into consideration in determining the number of shares to be delivered.
Regardless of other conditions and requirements that may be established, in order for each of the Participants to have the right to receive the respective shares, they must maintain an employment or commercial relationship with the Telefónica Group at the delivery date for each cycle (without prejudice to the exceptions deemed appropriate), and have been related thereto for at least one year.
Moreover, at least 25% of the shares delivered to the Executive Directors and to other Participants as determined by the Board of Directors pursuant to the Plan will be subject to a holding period of one year.
Additionally, the transfer of the shares delivered to the Executive Directors under the Plan will be subject to the provisions of the director remuneration policy of Telefónica, S.A.

7.
Delivery date of the shares: The shares will be delivered at the end of each cycle, i.e., in 2021, 2022 and 2023, respectively, with the specific delivery date to be determined by the Board of Directors or the body or person to which it delegates such power.

8.
The Telefónica Group: For purposes of the provisions in the Plan, the Telefónica Group will be deemed to be the group of companies whose controlling company within the meaning of article 42 of the Commercial Code is Telefónica, S.A.

9.
Source of shares to be delivered: Subject to compliance with the legal requirements established for such purpose, the shares to be delivered to Participants may be (a) treasury shares of Telefónica, S.A. that either Telefónica, S.A. itself or any company of its Group has acquired or acquires; or (b) newly-issued shares of Telefónica, S.A.

To empower the Board of Directors, to the broadest extent possible, with the Board of Directors being able to delegate such powers to the Executive Committee, the Nominating, Compensation and Corporate Governance Committee, the Executive Chairman of the Board of Directors, the Chief Operating Officer, or any other person expressly empowered by the Board of Directors for such purpose, to implement this resolution and to implement, develop, formalize, execute and make payments under the Plan at the time and in the manner that it deems appropriate, adopting such resolutions and signing such public or private documents as are necessary or appropriate in order for it to be fully effective, including the power to remedy, correct, amend or supplement

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2018     13 of 21

Telefónica, S.A.

this resolution. And, in general, to adopt such resolutions and perform such actions as are necessary or merely appropriate for the successful implementation of this resolution and the implementation, execution and settlement of the Plan, including but not limited to the following powers, always within the framework of the terms and conditions established in this resolution:

(a)	Implementing and executing the Plan when it deems it appropriate and in the specific form that it considers suitable.

(b)
Developing and setting the specific conditions of the Plan as to all matters not provided for in this resolution, with the power to approve and publish operating rules for the Plan, including but not limited to the possibility of establishing circumstances for early settlement of the Plan.

(c)
Insofar as the legal system applicable to any Participants or to particular companies of the Telefónica Group requires or makes it advisable or if it is necessary or appropriate for legal, regulatory, operational or other similar reasons, adapting the basic conditions set forth on a general or particular basis, including but not limited to the possibility of adapting the share delivery mechanisms, without altering the maximum number of shares linked to the Plan, and providing for and effecting the partial or total settlement of the Plan in cash.

(d)
Deciding not to implement or to partly or wholly cancel the Plan or any of its cycles, as well as excluding certain groups of potential Participants or companies of the Telefónica Group when the circumstances make it advisable to do so.

(e)
Drawing up, entering into and filing such notices and supplementary documentation as are necessary or appropriate with any public or private body for purposes of the implementation, execution or settlement of the Plan, including the respective prior notices and prospectuses, if necessary.

(f)
Performing any action or activity or making any declaration before any public or private body, entity or registry to obtain any necessary authorization or verification for the implementation, execution or settlement of the Plan and the free-of-charge delivery of the Telefónica, S.A. shares.

(g)
Negotiating, agreeing and entering into such contracts of any kind with financial entities or other entities at its discretion, on the terms and conditions it deems appropriate, as are necessary or suitable for the better implementation, execution or settlement of the Plan, including when necessary or appropriate due to the legal system applicable to any Participants or to particular companies of the Telefónica Group or if necessary or appropriate for legal, regulatory, operational or other similar reasons, establishing any legal device (including trusts or other similar devices) or reaching agreements with any kind of entity for the deposit, custody, holding and/or administration of the shares and/or the subsequent delivery thereof to the Participants within the framework of the Plan.

(h)	Drawing up and publishing such announcements as are necessary or appropriate.

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2018     14 of 21

Telefónica, S.A.

(i)	Drawing up, entering into, executing and if applicable certifying any kind of document relating to the Plan.

(j)
Adapting the content of the Plan to the corporate circumstances and transactions that may occur during its effective period, relating to both Telefónica, S.A. and the companies that form part of the reference group at any time, on the terms and conditions that are deemed necessary or appropriate at any time to uphold the purpose of the Plan.

(k)
And, in general, carrying out such actions, adopting such decisions and executing such documents as are necessary or merely appropriate for the validity, effectiveness, implementation, development, performance, settlement and successful execution of the Plan and of the previously adopted resolutions.

*    *    *

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2018     15 of 21

Telefónica, S.A.

Proposal regarding Item VIII on the Agenda: Approval of an Global Employee Incentive Share Purchase Plan for shares of Telefónica, S.A. for the Employees of the Telefónica Group.
To approve a Global Employee Incentive Share Purchase Plan for shares of Telefónica, S.A. (hereinafter, the “Plan”), aimed at Employees of the Telefónica Group, including the Senior Executive Officers, and at the Executive Directors of Telefónica, S.A., in accordance with the following basic terms and conditions:

1.
Description of the Plan: For purposes of aligning the interests of the Employees of the Telefónica Group, including the Senior Executive Officers, and those of the Executive Directors of Telefónica, S.A., with those of its shareholders, the Plan offers the opportunity to acquire shares of Telefónica, S.A. with the latter undertaking to deliver free-of-charge a certain number of additional shares of Telefónica, S.A. to the recipients who join the Plan, provided that they comply with certain requirements.

2.
Recipients of the Plan: The Employees of the Telefónica Group (including the Senior Executive Officers) and the Executive Directors of Telefónica, S.A. who comply at any time with the requirements of seniority or other requirements as to suitability that the Board of Directors of Telefónica, S.A. may establish for such purpose in order to join the Plan will be recipients of the Plan. The recipients who join the Plan by complying with the formalities and requirements established at any time for such purpose will be hereinafter referred to as the “Participants.”

3.
Duration of the Plan: The Plan will have a minimum duration of two (2) years and a maximum duration of four (4) years as from its implementation, which must take place within the maximum term of eighteen (18) months as from the date of this resolution.

The Plan will have a one (1)-year period for the purchase of shares (hereinafter, the “Purchase Period”) and a share holding period (hereinafter, the “Holding Period”) that will have a duration of at least one year as from the end of the Purchase Period.

4.
Acquisition procedure: The Participants will have the opportunity to acquire shares of Telefónica, S.A. at their market value by means of an investment agreement (the “Investment Agreement”) under which the Participants will determine the portion of their remuneration that they wish to allocate to such purpose during the Purchase Period.

The specific amount that each Participant may allocate to the acquisition of shares of Telefónica, S.A. (the “Acquired Shares”) will be determined by the Board of Directors once the total amount that the group of Participants wish to allocate to the acquisition of shares is known. In no case may the amount exceed 1,800 euros per Participant, and the Board of Directors may establish a lower amount.

5.	Free-of-charge delivery of additional shares: The Participants will have the right to the free-of-charge delivery of additional shares of Telefónica, S.A. (hereinafter, the

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2018     16 of 21

Telefónica, S.A.

“Additional Shares”) at the end of the Holding Period, based on the number of Acquired Shares under the Plan and provided that the Acquired Shares are held at the end of such period. If part or all of the Acquired Shares are sold before the end of the Holding Period, the Participant will lose the right to the free-of-charge delivery of the Additional Shares corresponding to the Acquired Shares that have been sold.
Additionally, the Board of Directors may resolve to grant the Participants the right to receive the amount of the financial rights arising out of the Additional Shares, or equivalent compensation, as from the purchase of the Acquired Shares.
At the commencement of the Purchase Period, the Board of Directors will determine the proportion of Additional Shares to be delivered at the end of the Holding Period for each of the Acquired Shares. Notwithstanding this, a Participant will receive a maximum of one Additional Share for every two Acquired Shares.
The free-of-charge delivery of Additional Shares will be subject in particular to (i) the Participant remaining within the Telefónica Group until the end of the Holding Period and (ii) the respective Acquired Shares being held until the end of the Holding Period. The Board of Directors may establish such additional conditions or exceptions thereto as it deems appropriate.

6.
Maximum number of Additional Shares to be delivered free of charge: The maximum number of Additional Shares to be delivered free of charge to the Participants in implementation of the Plan will be the result of dividing the amount allocated to the Plan by the price at which the Acquired Shares have been purchased in execution of the various Investment Agreements during the Purchase Period.

The Board of Directors will determine the amount allocated to the Plan upon a prior report from the Nominating, Compensation and Corporate Governance Committee, such amount not to exceed 30,000,000 euros.
In any event, the total of Additional Shares for the whole Plan may never exceed 0.1% of the share capital of Telefónica, S.A. at the date of approval of this resolution.
Out of the total of Additional Shares of the Plan, the maximum number to be delivered to the Executive Directors of Telefónica, S.A. will amount to 500 shares of Telefónica, S.A., with a par value of one euro.

7.
Source of the Additional Shares to be delivered free of charge: Subject to compliance with the legal requirements established for such purpose, the Additional Shares to be delivered free of charge to the Participants may be (a) treasury shares of Telefónica, S.A. that either Telefónica, S.A. itself or any company of its Group has acquired or acquires; or (b) newly-issued shares of Telefónica, S.A.

To empower the Board of Directors, to the broadest extent possible, with the Board of Directors being able to delegate such powers to the Executive Committee, the Nominating, Compensation and Corporate Governance Committee, the Executive Chairman of the Board of Directors, the Chief Operating Officer, or any other person expressly empowered

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

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by the Board of Directors for such purpose, to implement this resolution and to implement, at the time and in the manner that it deems appropriate, develop, formalize, execute and make payments under the Plan, adopting such resolutions and signing such public or private documents as are necessary or appropriate in order for it to be fully effective, including the power to remedy, correct, amend or supplement this resolution. And, in general, to adopt such resolutions and perform such actions as are necessary or merely appropriate for the successful implementation of this resolution and the implementation, execution and settlement of the Plan, including but not limited to the following powers, always within the framework of the terms and conditions established in this resolution:

(a)	Implementing and executing the Plan when it deems it appropriate and in the specific form that it considers suitable.

(b)
Developing and setting the specific conditions of the Plan as to all matters not provided for in this resolution, including but not limited to the terms and conditions of the Investment Agreements with Participants, the possibility of establishing circumstances for early settlement of the Plan, as well as establishing, among other things, the dates for acquisition of shares during the Purchase Period, the duration of the Holding Period and the delivery date of the Additional Shares.

(c)
Insofar as the legal system applicable to any Participants or to particular companies of the Telefónica Group requires or makes it advisable or if it is necessary or appropriate for legal, regulatory, operational or other similar reasons, adapting the basic conditions set forth on a general or particular basis, including but not limited to the possibility of adapting the share delivery mechanisms, without altering the maximum number of shares linked to the Plan, providing for and effecting the partial or total settlement of the Plan in cash, without the physical delivery of shares, establishing different durations of the Holding Period for different categories of Participant, adapting the delivery period for Additional Shares, as well as establishing the procedure for payment of compensation equivalent to the financial rights attaching to the Additional Shares.

(d)
Deciding not to implement or to cancel the Plan at any time before the commencement date of the Purchase Period, as well as excluding certain groups of potential Participants or companies of the Telefónica Group when the circumstances make it advisable to do so.

(e)
Drawing up, entering into and filing such notices and supplementary documentation as are necessary or appropriate with any public or private body for purposes of the implementation, execution or settlement of the Plan, including the respective prior notices and prospectuses, if necessary.

(f)
Performing any action or activity or making any declaration before any public or private body, entity or registry to obtain any necessary authorization or verification for the implementation, execution or settlement of the Plan and the free-of-charge delivery of the Telefónica, S.A. shares.

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

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(g)
Negotiating, agreeing and entering into such contracts of any kind with financial entities or other entities at its discretion, on the terms and conditions it deems appropriate, as are necessary or suitable for the better implementation, execution or settlement of the Plan, including when necessary or appropriate due to the legal system applicable to any Participants or to particular companies of the Telefónica Group or if necessary or appropriate for legal, regulatory, operational or other similar reasons, establishing any legal device (including trusts or other similar devices) or reaching agreements with any kind of entity for the deposit, custody, holding and/or administration of the Additional Shares and/or the subsequent delivery thereof to the Participants within the framework of the Plan.

(h)	Drawing up and publishing such announcements as are necessary or appropriate.

(i)	Drawing up, entering into, executing and if applicable certifying any kind of document relating to the Plan.

(j)
And, in general, carrying out such actions, adopting such decisions and executing such documents as are necessary or merely appropriate for the validity, effectiveness, implementation, development, performance, settlement and successful implementation of the Plan and of the previously adopted resolutions.

*    *    *

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

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Proposal regarding Item IX on the Agenda: Delegation of powers to formalize, interpret, remedy and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.
To authorize, on a several basis, the Executive Chairman of the Board of Directors, the Chief Operating Officer, the Secretary of the Board of Directors and the Vice Secretary of the Board of Directors, such that, without prejudice to any other delegations included in the foregoing resolutions and any existing powers of attorney to convert resolutions into public instruments, any of them may formalize and implement the foregoing resolutions, with the power for such purpose to execute the public or private documents that may be necessary or appropriate (including documents for purposes of interpretation, clarification, further development, supplementation, correction of errors and curing of defects) for the most correct performance thereof and for the registration thereof, to the extent required, with the Commercial Registry or any other public registry, as well as to deposit the accounts of the Company and its Group.

*    *    *

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

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Proposal regarding Item X on the Agenda: Consultative vote on the 2017 Annual Report on Directors’ Remuneration.

To approve, on a consultative basis, the Annual Report on Directors’ Remuneration for fiscal year 2017.
It is hereby stated for the record that the full text of such Report has been made available to the shareholders, along with the other documentation relating to this General Shareholders’ Meeting, since the date of the call to meeting.

*    *    *

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	June 8, 2018	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors